SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Agile Therapeutics, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

00847L 10 0
(CUSIP Number)

Pasquale DeAngelis
ProQuest Investments
2430 Vanderbilt Beach Road, #108 - 190
Naples, FL 34109
 (609) 919-3567
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 23, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00847L 10 0	13D	Page 2 of 14 Pages

1.		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) ProQuest Investments III, L.P. 20-0992411
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒
3.		SEC USE ONLY
4.		SOURCE OF FUNDS WC
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 3,103,488
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 3,103,488
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,103,488
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.5%
14.		TYPE OF REPORTING PERSON PN

CUSIP No. 00847L 10 0	13D	Page 3 of 14 Pages

1.		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) ProQuest Associates III LLC 20-0992451
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒
3.		SEC USE ONLY
4.		SOURCE OF FUNDS AF
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 3,103,488
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 3,103,488
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,103,488
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.5%
14.		TYPE OF REPORTING PERSON OO

CUSIP No. 00847L 10 0	13D	Page 4 of 14 Pages

1.		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) ProQuest Investments IV, L.P. 20-5935001
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒
3.		SEC USE ONLY
4.		SOURCE OF FUNDS WC
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 1,565,175
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 1,565,175
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,565,175
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.8%
14.		TYPE OF REPORTING PERSON PN

CUSIP No. 00847L 10 0	13D	Page 5 of 14 Pages

1.		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) ProQuest Associates IV LLC 20-5934968
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒
3.		SEC USE ONLY
4.		SOURCE OF FUNDS AF
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 1,565,175
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 1,565,175
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,565,175
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.8%
14.		TYPE OF REPORTING PERSON OO

CUSIP No. 00847L 10 0	13D	Page 6 of 14 Pages

1.		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Jay Moorin
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒
3.		SEC USE ONLY
4.		SOURCE OF FUNDS AF
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 4,689,663*
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 4,689,663*
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,689,663*
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.4%
14.		TYPE OF REPORTING PERSON IN
*Includes options to purchase 21,000 shares of Common Stock which will vest in three equal installments on May 21 of each of 2015, 2016 and 2017. The options are held by ProQuest Management L.L.C., of which this Reporting Person is a managing member.

CUSIP No. 00847L 10 0	13D	Page 7 of 14 Pages

1.		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Alain Schreiber
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒
3.		SEC USE ONLY
4.		SOURCE OF FUNDS AF
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION United States Resident Alien
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 4,689,663*
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 4,689,663*
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,689,663*
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.4%
14.		TYPE OF REPORTING PERSON IN
*Includes options to purchase 21,000 shares of Common Stock which will vest in three equal installments on May 21 of each of 2015, 2016 and 2017. The options are held by ProQuest Management L.L.C., of which this Reporting Person is a managing member.

CUSIP No. 00847L 10 0	13D	Page 8 of 14 Pages

Introduction.

Item 1.  Security and Issuer.

This Schedule 13D, as amended, relates to Common Stock, par value $0.0001 per share (the “Common Stock”), issued by Agile Therapeutics, Inc. (the “Issuer”). The Issuer’s principal executive office is located at 101 Poor Farm Road, Princeton, New Jersey 08540.

Item 2.  Identity and Background.

(a)-(c)	ProQuest Investments III, L.P. (“Investments III”) is a Delaware limited partnership with its principal office located at 2430 Vanderbilt Beach Road, #108-190, Naples, Florida 34109.

ProQuest Associates III LLC (“Associates III”) is a Delaware limited liability company and the general partner of Investments III, with its principal office located at 2430 Vanderbilt Beach Road, #108-190, Naples, Florida 34109.

ProQuest Investments IV, L.P. (“Investments IV”) is a Delaware limited partnership with its principal office located at 2430 Vanderbilt Beach Road, #108-190, Naples, Florida 34109.

ProQuest Associates IV LLC (“Associates IV”) is a Delaware limited liability company and the general partner of Investments IV, with its principal office located at 2430 Vanderbilt Beach Road, #108-190, Naples, Florida 34109.

Jay Moorin (“Moorin”) is an individual and Managing Member of Associates II and Associates III. The principal business address for Jay Moorin is c/o ProQuest Investments, 2430 Vanderbilt Beach Road, #108-190, Naples, Florida 34109.

Alain Schreiber (“Schreiber”) is an individual and Managing Member of Associates II and Associates III. The principal business address for Alain Schreiber is c/o ProQuest Investments, 2430 Vanderbilt Beach Road, #108-190, Naples, Florida 34109.

Investments III, Associates III, Investments IV, Associates IV, Moorin and Schreiber are referred to as the Reporting Persons.

(d)
During the last five years, none of Investments III, Associates III, Investments IV, Associates IV, Moorin or Schreiber have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

CUSIP No. 00847L 10 0	13D	Page 9 of 14 Pages

(e)
During the last five years, none of Investments III, Associates III, Investments IV, Associates IV, Moorin or Schreiber have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)
Investments III and Investments IV are Delaware limited partnerships. Associates III and Associates IV are Delaware limited liability companies. Moorin is a United States citizen.  Schreiber is a United States resident alien.

Item 3. Source and Amount of Funds or Other Consideration.

On May 29, 2014, the Issuer consummated its initial public offering of Common Stock (the “IPO). Immediately prior to the IPO, the Reporting Persons had beneficially owned the following securities of the Issuer: (a) Investments III directly and Associates III indirectly beneficially owned (i) 2,723 shares of Common Stock, (ii) 117,441 shares of Series A-1 preferred stock, (iii) 1,000,000 shares of Series B preferred stock, (iv) 236,061 shares of Series C preferred stock, (v) warrants to purchase 141,825 shares of Series A-1 preferred stock and (vi) notes in the principal amount of $676,652.12 that were convertible into Common Stock and (b) Investments IV directly and Associates IV indirectly beneficially owned (i) 393,000 shares of Series B preferred stock, (ii) 92,760 shares of Series C preferred stock and (iii) notes in the principal amount of $265,888.72 that were convertible into Common Stock. Messrs. Moorin and Schreiber were deemed to beneficially own all of such securities. Upon the closing of the IPO, (i) all of the shares of Series A-1, Series B and Series C preferred stock automatically converted to Common Stock on a 1.4-for-1 basis, (ii) the warrants expired unexercised and (iii) the notes converted to Common Stock at a conversion price of $6.00. On May 29, 2014, Investments III and Investments IV purchased 666,667 and 454,166 shares of Common Stock, respectively, in the IPO at a price of $6 per share (the “IPO Shares”). As a result, immediately after the IPO, the Reporting Persons beneficially owned the following securities of the Issuer: (a) Investments III directly and Associates III indirectly beneficially owned 2,677,846 shares of Common Stock and (b) Investments IV directly and Associates IV indirectly beneficially owned 1,178,851 shares of Common Stock.  Messrs. Moorin and Schreiber were deemed to beneficially own all 3,856,697 shares of Common Stock owned by the other Reporting Persons. All of such acquisitions were financed by working capital. Other than the IPO Shares, all shares of Common Stock acquired upon the IPO on May 29, 2014 were received upon conversion of previously owned securities.

On January 23, 2015, Investments III and Investments IV purchased 425,642 and 386,324 shares of Common Stock, respectively, from the Issuer in a private placement. The purchase price was $5.85 per share for an aggregate purchase price of $4,750,000. As a result, immediately after the private placement, the Reporting Persons beneficially owned the following securities of the Issuer: (a) Investments III directly and Associates III indirectly beneficially owned 3,103,488 shares of Common Stock and (b) Investments IV directly and Associates IV indirectly beneficially owned 1,565,175 shares of Common Stock.  Messrs. Moorin and

CUSIP No. 00847L 10 0	13D	Page 10 of 14 Pages

Schreiber were deemed to beneficially own all 4,689,663 shares of Common Stock owned by the other Reporting Persons, which number includes 21,000 shares of Common Stock underlying stock options held by ProQuest Management L.L.C., of which Messrs. Moorin and Schreiber are managing members. The acquisitions were financed by working capital.

Item 4. Purpose of Transaction.

The Reporting Persons do not at the present time have any plans or proposals which relate to or would result in:

(a)
The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer, except the acquisition of Common Stock that may be acquired by, directly or upon the exercise of stock options granted to, an affiliate of the Reporting Persons as compensation for service as a member of the Issuer’s board of directors;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
(d)	Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;
(e)	Any material change in the present capitalization or dividend policy of the Issuer;
(f)	Any other material change in the Issuer’s business or corporate structure;
(g)	Changes in the Issuer’s Certificate of Incorporation, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
(h)
Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or
(j)	Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

(a)-(b)  As of the date hereof and as more fully described in Item 3 above, the Reporting Persons may be deemed to be the direct and indirect beneficial owners of an aggregate of 4,689,663 shares of Common Stock over all of which securities they have shared voting and shared dispositive power.

The 4,689,663 shares of Common Stock beneficially owned by the Reporting Persons represent 23.4% of the issued and outstanding shares of Common Stock based on 20,011,772 shares of Common Stock outstanding as of January 23, 2015 based on information set forth by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2014 and

CUSIP No. 00847L 10 0	13D	Page 11 of 14 Pages

filed with the SEC on November 13, 2014 and its Current Report on Form 8-K filed with the SEC on January 23, 2015.  Of such 4,689,663 shares, 3,103,488, or 15.5%, are beneficially owned by each of Investments III and Associates III; 1,565,175 or 7.8%, are beneficially owned by each of Investments IV and Associates IV; and 4,689,663, or 23.4%, are beneficially owned by each of Moorin and Schreiber.

(c)           Except as set forth below, there have been no transaction in the securities of the Issuer by any of the Reporting Persons during the past sixty days:

Date	Reporting Person	Security	Amount Acquired (Disposed)	Price

1/23/15	Investments III	Common Stock	425,642	$2,490,005.70

1/23/15	Investments IV	Common Stock	386,324	$2,259,995.40

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Prior to the IPO, the Reporting Persons had been party to a stockholders agreement pursuant to which they were entitled to designate one member of the Issuer’s board of directors. Upon the closing of the IPO, the stockholders agreement terminated and the Reporting Persons no longer have any special rights regarding the election or designation of members of the Issuer’s board of directors. However, one current member of the board of directors, Karen Hong, is a member of Associates III and Associates IV and was, prior to the IPO, the designee of the Reporting Persons. Any securities of the Issuer that Dr. Hong receives as compensation for her board service will be transferred or assigned to an affiliate of the Reporting Persons in accordance with the Reporting Persons’ internal policies.

Investments III and Investments IV are party to a registration rights agreement with the Issuer pursuant to which they are entitled to certain demand and piggyback registration rights with respect to the Common Stock beneficially owned by them.

Investments III and Investments IV purchased the shares of Common Stock reported in this Amendment No. 1 to Schedule 13D pursuant to a stock purchase agreement among them, the Issuer, and other purchasers named therein.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description

4.1	Fifth Amended and Restated Registration Rights Agreement, dated as of July 18, 2012, by and among the Issuer and the parties listed therein, as modified by the

CUSIP No. 00847L 10 0	13D	Page 12 of 14 Pages

Amendment to Registration Rights Agreement, dated as of May 5, 2014, by and among the Issuer and the parties listed therein (incorporated by reference to Exhibit 4.2 of the Registration Statement on Form S-1/A No. 3 filed by the Issuer on May 9, 2014 (File No. 333-194621)).

10.1
Stock Purchase Agreement, dated as of January 19, 2015, by and among the Issuer and the purchasers identified in Exhibit A thereto (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by the Issuer on January 23, 2015 (File No. 001-36464)).

24.1	Power of Attorney.*

99.1
Joint Filing Agreement, dated June 2, 2014, between ProQuest Investments III, L.P., ProQuest Associates III LLC, ProQuest Investments IV, L.P., ProQuest Associates IV LLC, Jay Moorin and Alain Schreiber relating to the filing of a joint statement on Schedule 13D.*

          * Previously filed.

CUSIP No. 00847L 10 0	13D	Page 13 of 14 Pages

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED: 1/23/2015
/s/ Pasquale DeAngelis

Pasquale DeAngelis, as a member of ProQuest Associates III LLC and on behalf of ProQuest Investments III, L.P., and as a member of ProQuest Associates IV LLC and on behalf of ProQuest Investments IV, L.P.

*
Jay Moorin, individually
*
Alain Schreiber, individually

*By:	/s/ Pasquale DeAngelis
Pasquale DeAngelis, Attorney-in-Fact

CUSIP No. 00847L 10 0	13D	Page 14 of 14 Pages

Exhibit Index

Exhibit No.	Description

4.1
Fifth Amended and Restated Registration Rights Agreement, dated as of July 18, 2012, by and among the Issuer and the parties listed therein, as modified by the Amendment to Registration Rights Agreement, dated as of May 5, 2014, by and among the Issuer and the parties listed therein (incorporated by reference to Exhibit 4.2 of the Registration Statement on Form S-1/A No. 3 filed by the Issuer on May 9, 2014 (File No. 333-194621)).

10.1
Stock Purchase Agreement, dated as of January 19, 2015, by and among the Issuer and the purchasers identified in Exhibit A thereto (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by the Issuer on January 23, 2015 (File No. 001-36464)).

24.1	Power of Attorney.*

99.1
Joint Filing Agreement, dated June 2, 2014, between ProQuest Investments III, L.P., ProQuest Associates III LLC, ProQuest Investments IV, L.P., ProQuest Associates IV LLC, Jay  Moorin and Alain Schreiber relating to the filing of a joint statement on Schedule 13D.*

         * Previously filed.